-----------------------                              ---------------------------
        FORM 4                                       OMB APPROVAL
-----------------------                              ---------------------------
[_]  Check this box if no                            OMB Number:  3525-0287
     longer subject to                               Expires: September 30, 1998
     Section 16. Form 4                              Estimated average burden
     or Form 5 obligations                           hours per response:..0.5
     may continue. See                               ---------------------------
     Instruction 1(b).


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

 San Antonio                        Joel

--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Warrantech Corporation
One Canterbury Green

--------------------------------------------------------------------------------
                                    (Street)

Stamford                               CT                  06901
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

Warrantech Corporation - WTEC

--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



--------------------------------------------------------------------------------
4.   Statement for Month/Year

9/10/02

--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                            Chief Executive Officer

--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
--------------------------------------------------------------------------------


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.

                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                      3,194,880(1)       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        14,902           I    By 401(k)
                                                                                                                           plan (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                             09/06/02                      14,258      A       $.98     40,144           I    By 401(k)
                                                                                                                           plan (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                             09/09/02                       3,610      A      $1.05     43,754           I    By 401(k)
                                                                                                                           plan (3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

                            (Print or Type Responses)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            of      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Option to purchase    3.37    4/1/99    A         A             (4)      (5)    Common    400,000          400,000      D
common stock                                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) The 3,194,880 shares held by Mr. San Antonio include (a) 5,000 held by Mr. Antonio as custodian for two minor children, (b) an aggregate of 200,000 shares held by Mr. San Antonio in trust for his children of which Mr. San Antonio's wife is a trustee and (c) 10,800 shares owned by Mr. San Antonio's wife. Mr. San Antonio disclaims the beneficial ownership of shares listed in
    (b) above. The 3,194,880 shares held by Mr. San Antonio do not include 10,800 shares owned by his brother and sister-in-law and 5,000 shares held by Mr. San Antonio's mother, as to which Mr. San Antonio also disclaims beneficial ownership.
(2) Based on plan statement as of March 31, 2002.
(3) Reporting Person directed purchase with Reporting Person's funds.
(4) This option vests in accordance with Mr. San Antonio's employment agreement with Warrantech Corporation, effective April 1, 1998.
(5) Any of the shares which may be purchased pursuant to the option may be acquired for a period of five (5) years from the date of which they first became exercisable.



           /s/ Joel San Antonio                                 9/10/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities owned directly or indirectly.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.